Form C

Cover Page

Name of issuer:

NVIS, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: May 31, 2019

Physical address of issuer:

Headquarters

1968 S. Coast Hwy
Suite 2023
Laguna Beach, CA 92651
United States

Website of issuer:

https://nvis.info

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

10,000

Price:

$1

Target offering amount:

$10,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000

Deadline to reach the target offering amount:

October 15, 2022 at 20:59:59 PDT

Current number of employees:

2

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$0	$0
Cash & Cash Equivalents	$8,662	$0

	Most recent fiscal year	Prior fiscal year
Accounts Receivable	$0	$0
Short-term Debt	$10,077	$10,096
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$1,600	$800
Net Income	$(16,381)	$(9,735)

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   NVIS, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

   ☑ Yes

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   > ### Instructions:
   >
   > If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

   No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status

| Phil Smith | Chairman | May 31, 2019 | Full Time |

Previous positions

Position	Responsibilities	Start date	End date
CTO	Business formation, team building, product development	May 31, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
NVIS, Inc.	CTO	Product development	Cybersecurity	May 31, 2019	

Director Name	Principal Occupation	Year Joined as Director	Status
Marilyn A. Hernandez	Strategic advisor	May 31, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Director	Strategist, Researcher	May 31, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
NVIS, Inc.	Strategist	Facilitator, investor relations	Cybersecurity	May 31, 2019	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Salman Rizvi	Acting CEO	October 31, 2021	Part Time

Previous positions

Position	Responsibilities	Start date	End date
CMO, CRO	Acting CEO, Fundraising	October 31, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
OpenText	Senior Director - Professional Services	Solutions Architect, IT initiatives	Cloud enterprise solutions	July 1, 2016	

Officer Name	Title	Date Joined	Status
Phil Smith	Founder	May 31, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CTO	Business formation, team building, product development	May 31, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
NVIS, Inc.	CTO	Product development	Cybersecurity	May 31, 2019	

Officer Name	Title	Date Joined	Status
Greg Ryan	CFO	July 1, 2021	Part Time

Previous positions

Position	Responsibilities	Start date	End date
CFO	Financial Management	July 1, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Ryan Advisory Services	President	Management and Leadership, Advisory, Mentorship for Start-Ups	Advisory Services for Startups	April 1, 2018	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Salman Rizvi	2,800,000 shares of Class A	20%
Phil Smith	4,250,000 shares of Class A	30%
Marilyn A. Hernandez	3,000,000 shares of Class A	21%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To

> calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Business Plan

Company Profile Summary

NVIS enables organizations to implement a modern zero trust network that is more secure and manageable than VPNs. Through its cloud-based implementation, NVIS allows anyone to deploy and maintain a software defined perimeter without altering infrastructure, as well as centrally manage access to internal apps, whether they are on-premise or in the cloud. The software is wholly owned and developed by the company's Founder and CTO, Phil Smith who holds over 30 years of cybersecurity and networking experience within the employ of NASA, HP and Cisco Systems.

Market Research Summary

The pandemic has forced many organizations to enable their employees to work from home. VPNs were never designed to handle high volumes of traffic and because they require public gateways they are the primary target for hackers into corporate networks. According to the 2019 Zero Trust Adoption Report, which was conducted by Cybersecurity Insiders, found that 15 percent of organizations have already enacted ZTNA while more than half (59%) plan to implement ZTNA over the course of the next 12 months. As a result, only three out of every 20 organizations are protected against VPN attacks which cybercriminals are now taking advantage of to impact business operations. NVIS will target the Business VPN market and start with a focus on SMBs through partnerships with MSPs. Once traction is reached we will quickly expand to Enterprise and Government markets. In parallel we see opportunity to provide OEM or custom deployments with a combination of the Core product and Professional Services.

Marketing Summary

NVIS is committed to CIOs of SMBs and Enterprise IT directly and speaking to the decision maker (CISOs/CIOs) or key influencers (Director of IT). A close secondary activity will be networking extensively in the cybersecurity/networking sector and using LinkedIn, Reddit and Discord as tools to stay connected with professionals in the NetSec community. NVIS will also be pursuing strategic alliances with MSPs and other security startups.

NVIS has been in the beta stage for a month with current testing provided by Miercom labs. The test result ranked NVIS as the most secure, invulnerable to attacks, where IPsec and SSL VPNs all fail. Product is ready to launch and we have started actively looking for trial customers.

Finance Summary

NVIS will be requesting a raise of $2M Angel Investments and Crowdfunding equity as a SAFE note to cover the cost of marketing and UI enhancements and iOS client development. First Year (assuming finance goals met) sales / subscriptions are targeted for $1.5M with expenses at $2.9M. By Year Two, sales are projected to quadruple to $7M with expenses just under $6M. The breakeven target is projected to be within 18 months.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

Our business is subject to numerous risks and uncertainties as highlighted below.

- **NVIS is not yet revenue positive. While we have potential revenue under consideration by prospective customers, a commercial contract has not yet been awarded to NVIS.**

  We expect to continue to expend financial and other resources in site visits, developing network designs and solutions for prospective customers. Additional general and administrative expenses include legal and accounting expenses related to the crowd funding offering and continued expansion of our sales and marketing efforts. These expenses may not result in increased revenues or growth in our business. If we are unable to increase our revenues at a rate sufficient to offset the expected increase in our costs, our business, operating results, and financial position may be harmed.

- **We rely on our Channel Partners to generate a portion of our revenues. If these partners fail to perform or if we cannot enter into agreements on favorable terms, our operating results could be harmed.**

Our Channel Partners / MSPs may be unsuccessful in marketing and selling our solutions in certain verticals. The agreements with some of our Development Partners are non-exclusive, and they can market and sell solutions that are competitive to ours. If they have better incentives to promote competitor products, it will require NVIS to match the incentives while simultaneously taking a cut in our margins. While NVIS additionally sells directly to customers, our Development Partners have expertise in various industry verticals and have established relationship with key stakeholders of potential customers that cannot be matched by direct sales through NVIS.

- **We are materially dependent on the adoption of our solutions in various industry verticals including manufacturing and retail enterprises; K-12 and higher education; city, county, and tribal governments; and other customers. If customers fail to purchase our solutions our revenues will be adversely affected.**

  K-12 and higher education and city, county, and tribal governments typically depend on Federal and State grants to implement capital projects. While implementation of private wireless networks is allowed use of funds received from CARES Act I, Supplement to CARES Act, and America Rescue Plan Act, the recipients may choose to use those funds for other purposes or may choose to deploy a competitor's solution. The buying process is often long and involves competitive bidding via RFPs (Request for Proposals). If we do not compete effectively, we will be unable to expand sales with such education and local government customers.

- **We participate in a competitive industry which may become even more competitive. Competitors with greater resources and more experience may be able to respond more quickly to changes in customer requirements.**

  While we have formidable and well-established OEMs as Strategic Partners, we also have growing competition from some established wireless System Integrators. Some of these System Integrators have considerable experience selling cybersecurity to enterprises and are now looking to expand their offerings to private networks. Some of these same companies have well established relations with our Strategic Partners as well as other OEMs.

- **Defects in our solution implementation may reduce demand for our services, result in loss of sales, delay in market acceptance, or injury to our reputation which may adversely affect our business.**

  Implementing a private overlay network and integrating it into the customer's existing IP network can be very challenging. It involves complex software, equipment, assemblies, as well as spectrum grants for our network. We depend on software that is installed on the equipment by our OEM partners as well as cloud hosted services from our OEM Strategic Partners. Defects in the software or equipment as well as delays in providing security updates can cause loss of market acceptance or cause increased service and warranty expenses including potentially payment of damages. While we plan meticulously along with our Strategic Partners for every network deployment and have protocols in place for software and security updates, such defects can manifest themselves even after a flawless network launch.

- **Overlay networks are dependent on availability of spectrum.**

  Much of our private network solution is dependent on Internet access by the on-premise network. Many Enterprises have no Internet access oon some segments, and NVIS would have to rely on proxy servers or gateways for external access, which would add to the overall engineering cost to support certain enterprise customers.

- **Security risks of our networks being hacked triggering liability to our customers.**

  Hacking is a risk for both wired and wireless networks. Our OEM Strategic Partners mitigate the risks by monitoring the network 24/7 for security threats and proactively pushing security updates to the deployed networks. NVIS will mitigate its risks by securing indemnification from our Strategic Partners.

- **The Cybersecurity industry is fertile ground for Intellectual Property infringement claims particularly from non-practice entities (NPEs or patent trolls). We entirely rely on IP indemnification from our OEM Strategic Partners.**

  The telecom space is rife with non-practicing entities asserting patent infringement against operating companies. While our Strategic Partners provide us with IP indemnification, frivolous claims of infringement against NVIS can be a source of distraction to the management team and result in unnecessary legal expenses for the company. NVIS can confirm that no claim of patent infringement has been asserted against the company to date.

- **If our business does not grow as we expect or if we fail to manage our growth effectively, our operating results and business could suffer.**

  Our ability to successfully grow our business depends on a number of factors including our ability to: a) accelerate adoption of our solution by customers, b) expand to new vertical markets, c) develop and deliver new products and services, d) increase awareness of the benefits of our solutions, and e) eventually expand beyond the US market.

  As usage of our solution grows, we will need to continue to invest in updated solutions, technologies, security features, etc. In addition, we will need to appropriately scale our internal business systems and services organizations. Any failure or delay in these efforts could impair the performance of our solutions and reduce customer satisfaction.

  A rapid growth could strain our managerial, operational, and financial resources, and will require continuous investment in several product and solutions areas. We are likely to recognize costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower or may develop more slowly than we expect, which could adversely impact our operating results.

- **Each network is custom designed and must meet certain customer Key Performance Indices (KPIs). Lengthy customization and KPI certification processes could impact our operational expenses and adversely affect our financial condition.**

    Since each deployed network is custom designed to customer requirements, the networks have unique KPI certification requirements. Any delays or re-engineering necessary to meet KPI certification can result in added operating expenses, delayed revenue realization, and can adversely impact our reputation in the industry.

- **If we fail to adequately forecast demand for our solution, we could incur additional costs or suffer delays that can reduce our margins and delay revenue realization.**

    Some of the core network equipment such as firewalls, switches, and gateways that we use for private wireless networks are also used extensively in data centers. Due to the explosive growth of data centers driven by Amazon, Google, Microsoft, and others, there is heavy demand and long delivery lead times for such equipment. Our OEM Strategic Partners maintain a lean inventory and depend on accurate forecasts of our requirements.

    In addition, we often have extended sales cycles where after a proposal with pricing is sent to the customer a contract is not awarded to us within the 60-day period our prices are valid. Our option at that point is to revisit the pricing and incur additional project delays or honor the original prices quoted and take a margin hit if our costs have gone up during the period.

- **We may not be able to continue to develop solutions that meet the customers' needs in an industry characterized by ongoing change and rapid technological advances.**

    The industry and markets we operate in are characterized by evolving industry standards, frequent product and service enhancements, increasing customization, rapid competitive developments, and changing customer requirements. Our future success is dependent on our ability to both effectively and economically adapt to this evolving environment.

- **Expenses related to General Liability and Umbrella insurance.**

    NVIS presently maintains General Liability insurance. Furthermore, NVIS only employs the services of properly insured and qualified subcontractors. As our network deployments become more extensive, we will seek additional Umbrella coverage. While we expect our insurance costs to generally scale with our revenue, any claims against NVIS or a claim by NVIS can cause our insurance costs to substantially increase and adversely affect our financial bottom line.

- **The network deployment contracts with our customers may not result in actual revenue or profits.**

  Our customer sales and services agreements have a schedule of payments for services rendered. Due to the many business risk factors already identified (e.g., meeting customer Key Performance Indices) we may, however, never realize the full revenue potential from some of our customer contracts and some of our contracts may not result in a profit.

- **Impact of Covid-19.**

  The Covid-19 pandemic slowed down the economy in 2020 and 2021. Many enterprises have cut back on their capital and operational expenses. Since our network deployments involve some upfront capital spending and on-going operational expenses by the customers, our market traction on the enterprise front may be lower than forecasted and can result in our business expenses exceeding our ability to generate revenue.

- **The SAFE (Simple Agreement for Future Equity) security may never convert to equity.**

  Being able to invest in the early stages of a venture via a SAFE exposes' investors to certain risks as the investor is not getting a current equity stake in return. The SAFE converts to equity only when certain future triggering events occur. If a triggering event to convert SAFE to equity does not occur, the investor can be left with no equity in the venture.

- **Owning securities in NVIS can be a risky investment.**

  Due to the competitive nature of the industry, some incorrect decisions by the management team, or a variety of other unpredictable factors, NVIS may not be profitable in the future. In such an event the value of any securities held can drop substantially and the investor could face a financial loss.

- **Rolling Close**

  The company's offering may involve a rolling close. In such cases, once the target amount of the offering has been met, Investors with accepted subscription agreements become the Company's Investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

- **Other risks**

Company may need to amend and restate the certificate of incorporation to allow for the creation and issuance of additional shares upon Valuation; the company's CEO is only serving part-time, and his primary employment is with another company; we have previously issued SAFE notes in a prior offering; the company may not secure between 2-3 customer contracts by second quarter 2022; and the company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

Instructions:

Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

NVIS presently has a first mover market advantage and a significant opportunity to grow revenue rapidly in the next 1 to 2 years. The principal purpose of the offering is to obtain additional capital to support our operations and growth and to increase our visibility and traction in the market. The timing of our offering is designed to capitalize on our first mover advantage to drive growth. Our offering terms provide early investors an opportunity to lock-in a good return on investment at pre-money valuation.

To hit fast growth, we will allocate the money to:
Core development
32%
Operational
22%
Marketing & Sales
39%
Legal and compliance
7%

Primary use will be go-to-market funding for advertising and PR. Core development will largely be for iOS and MacOS X and improving the support/service capability.

10. How does the issuer intend to use the proceeds of this offering?.

The principal purpose of the Reg CF offering is to obtain additional capital to support our operations and growth, and to increase our visibility in the marketplace. We intend to use the net proceeds from this offering primarily for general corporate purposes including working capital, expanded sales and marketing, business development, and pre-sales engineering.

> ### Instructions:
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

NVIS, Inc. will issue future shares via SAFE Notes that will convert to equity on several events detailed in the note.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense.

NVIS, Inc., a Delaware Corporation (the "Company"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the SAFE and associated voting rights Proxy agreement documents that accompany this Form C filing.

Offering Terms:
SAFE Note
Minimum: $10,000
Maximum: $250,000
Valuation Cap: $8,000,000

Discount: None

NVIS is offering early bird incentives and other investment perks to show our genuine appreciation to early investors.

Investments in the first 48 hours of the campaign to receive an additional 20% on investment.

After the first 48 hours:

- Investments made before reaching $25,000 will receive an additional 15% investment
- Investments made before reaching $50,000 will receive an additional 10% investment
- The subsequent $100,000 of investments will receive an additional 5% investment

This means that eligible investors will receive bonus shares based on the size and timing of their investment. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share if applicable. Any investor bonuses will be calculated after the closing of the campaign.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, provided, however, that this SAFE may be amended, together with all other SAFEs, by agreement of the Company and holders of SAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SAFEs, so long as such amendment and/or waivers (i) are applicable to all SAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SAFEs provided such amendments do not have a material or adverse effect on the holders of the SAFE

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Please refer to the SAFE document for full information. The common shares of the company include voting rights and information and inspection rights per the company bylaws.

NVIS, Inc., initially authorized 14,000,000 shares of common stock, with 13,760,000 issued common stock. The breakdown of shares are identified in the capitalization table included in this document.

SAFE is a Simple Agreement for Future Equity. This is a note. If there is Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock sold in the Equity Financing equal to the Purchase Amount divided by the price per share of the Preferred Stock.

"Company Capitalization" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SAFE, (B) all other SAFEs and Convertible Securities convertible into Preferred Stock of the Company and (C) and convertibles that convert into a shadow series of preferred that is neither SAFE Preferred Stock nor Standard Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SAFE in connection with an Equity Financing.

"SAFE Preferred Stock" means the shares of a series of Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the First Equity Financing Price; (ii) the basis for any dividend rights, if any, which will be based on the First Equity Financing Price; (iii) voting rights, pursuant to which the SAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

Please refer to the SAFE document for full information. The common shares of the company include voting rights and information and inspection rights per the company bylaws.

Excerpts from the SAFE summarized below outline differences for the the Investor. The SAFE is not secured by any of the assets of the Company, and will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SAFE, will rank pari passu to all other SAFEs issued by the Company. In addition, the Investor is not entitled, as a holder of this SAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not Applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be a valued until a qualified funding event per the SAFE agreement.

Investment terms are outlined in the SAFE document.

The valuation cap is based on the market and product knowhow, operating experience of the team, strategic partnerships with world class OEMs, and a revenue model that includes upfront and recurring revenue streams.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable. The company has no debt

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

Crowdfunder.com campaign 2020. Raised $16,000 via SAFE notes identical to this offering.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

The current financial status of the company includes limited cash balances, no revenue, no debt, and no previous equity offerings (prior future-equity crowdfunding did not convert to equity). To date NVIS has depended on cash and in-kind contributions from its owners to fund development, prepare customer project proposals and prime its revenue pipeline. NVIS expects to secure online customers subscribers by the second quarter 2022. In 2022 we will moderate our expenses to match actual revenue growth of the company. Go-to-market funding above $50,000 will be our milestone to budget online subscriptions and customer account management.

Funds being raised through this offering will be used for additional business development. If NVIS raises only between $ 50,000 to $ 250,000 through this offering, an additional funding round during third quarter 2022 may become necessary.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the

proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any

No

security?: No

involving the making of any false filing with the
Commission?: No

arising out of the conduct of the business of an
underwriter, broker, dealer, municipal securities dealer,
investment adviser, funding portal or paid solicitor of   No
purchasers of securities?:

Is any such person subject to a final order of a state securities commission (or an agency or
officer of a state performing like functions); a state authority that supervises or examines banks,
savings associations or credit unions; a state insurance commission (or an agency or officer of
a state performing like functions); an appropriate federal banking agency; the U.S. Commodity
Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such
commission, authority, agency or officer?: No

engaging in the business of securities, insurance or
banking?: No

engaging in savings association or credit union
activities?: No

constitutes a final order based on a violation of any law
or regulation that prohibits fraudulent, manipulative or
deceptive conduct and for which the order was entered   No
within the 10-year period ending on the date of the filing
of this offering statement?:

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or
15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that,
at the time of the filing of this offering statement::

suspends or revokes such person's registration as a
broker, dealer, municipal securities dealer, investment   No
adviser or funding portal?:

places limitations on the activities, functions or
operations of such person?: No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Instructions:

Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

   1. any other material information presented to investors; and
   2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not Applicable.

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

   Within 120 days after the end of the company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

   www.nvis.info